SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2011 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1 IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as well as its directors, supervisors and senior management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2011 first quarterly report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the Board meeting.

1.3	The financial statements of the Company’s first quarterly report were unaudited.

1.4	Mr. Rong Guangdao, Chairman of the Company, Mr. Ye Guohua, Chief Financial Officer overseeing the accounting operations and Mr. Zhou Meiyun, Finance Manager and Accounting Chief hereby warrant the truthfulness and completeness of the financial report contained in the 2011 first quarterly report.

§2 BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous year	Increase/(decrease) as compared to the end of the previous year (%)
Total assets (RMB’000)	33,077,190	29,158,104	13.441
Equity attributable to equity shareholders of the Company (RMB’000)	18,842,949	17,913,040	5.191
Net asset value per share attributable to equity shareholders of the Company (RMB/share)	2.617	2.488	5.191

	From the beginning of the year to the end of the reporting period		Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (RMB’000)	-972,544		189.782
Net cash flow per share from operating activities (RMB/share)	-0.135		189.782

	The reporting period	From the beginning of the year to the end of the reporting period	Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net profit attributable to equity shareholders of the Company (RMB’000)	911,610	911,610	1.854
Basic earnings per share (RMB/share)	0.127	0.127	1.854
Basic earnings per share excluding non-recurring items (RMB/share)	0.127	0.127	1.600
Diluted earnings per share (RMB/share)	0.127	0.127	1.854
Return on net assets (weighted average) (%)	4.960	4.960	Decreased by 0.707 percentage point
Return on net assets excluding non-recurring items (weighted average) (%)	4.990	4.990	Decreased by 0.691 percentage point

Non-recurring items and amount:

RMB’000
Item	Amount
Net loss on disposal of non-current assets	-3,295
Employee reduction expenses	-646
Government grants charged in profit and loss (excluding those closely related to business operation, received on a quantified scale specified by state standards)	2,740
Gain from entrusted loans	326
Other non-operating income and expenses other than those mentioned above	-5,970
Income tax effect	1,655
Effect on minority interests (after tax)	-191

Total	-5,381

2.2	Number of shareholders as at the end of the reporting period and shareholding of the top ten shareholders of shares in circulation

Unit: Share

Total number of shareholders as at the end of the reporting period		113,141
Shareholding of the top ten shareholders of shares in circulation
Name of shareholders (in full)	Number of shares in circulation held as at the end of the reporting period	Type of shares
HKSCC (Nominees) Ltd.	2,294,492,101	Overseas listed foreign shares
China Construction Bank — CIFM China Advantage Fund (中國建設銀行－上投摩根中國優勢證券投資基金)	57,291,419	RMB-denominated ordinary shares
ICBC — China Universal Balanced Growth Securities Investment Fund (中國工商銀行－匯添富均衡增長股票型證券投資基金)	22,771,175	RMB-denominated ordinary shares
China Life Insurance Company Limited — Traditional — Ordinary Insurance Product — 005L — CT001 Shanghai (中國人壽保險股份有限公司－傳統－普通保險產品－005L－CT001滬)	14,408,194	RMB-denominated ordinary shares
ICBC — China Universal Growth Target Stock Fund (中國工商銀行－匯添富成長焦點股票型證券投資基金)	12,839,948	RMB-denominated ordinary shares
China Life Insurance Company Limited － Bonus － Individual Bonus － 005L － FH002 Shanghai (中國人壽保險股份有限公司－分紅－個人分紅－005L－FH002滬)	9,166,204	RMB-denominated ordinary shares
ICBC — China Universal Advantage Selective Mixed Fund (中国工商银行－匯添富優勢精選混合型證券投資基金)	8,574,883	RMB-denominated ordinary shares
ICBC — Invesco Great Wall Selective Blue Chip Fund (中国工商银行－景顺长城精选蓝筹股票型证券投资基金)	6,015,105	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
Bank of Communications — Guotai Gold Eagle Growth Fund (交通银行－国泰金鹰增长证券投资基金)	5,009,175	RMB-denominated ordinary shares

§3 Major Events

3.1	Situation and reasons for the significant changes in accounting statement items and financial indicators of the Company

RMB’000

Item	As at 31 March 2011	As at 31 March 2010	Increase amount	Change (%)	Reasons for change
Bills receivable	2,665,841	2,043,493	622,348	30.46	Operating income increased.
Inventories	8,611,009	5,352,301	3,258,708	60.88	The purchase of crude oil at the end of the reporting period increased, and the price of raw materials increased significantly during the reporting period.
Short-term loans	4,743,003	3,295,438	1,447,565	43.93	The Company borrowed short-term loans to meet the funding needs during the reporting period.
Accounts payable	5,447,917	3,322,811	2,125,106	63.96	The payables for the purchase of crude oil at the end of the reporting period increased.
Retained earnings	3,581,825	2,670,215	911,610	34.14	Profit during the reporting period increased.

RMB’000

Item	For the three-month period ended 31 March		Increase amount	Change(%)	Reasons for change
	2011	2010
Operating income	24,633,858	18,739,405	5,894,453	31.45	Both the sales volume and unit price increased.
Operating costs	20,882,563	15,860,056	5,022,507	31.67	Unit cost of crude oil increased as a result of the increase in international crude oil prices. The volume of crude oil processed also increased during the reporting period.
Selling and distribution expenses	164,120	125,493	38,627	30.78	Selling expenses increased following the increase in sales volume.
General and administrative expenses	679,532	469,293	210,239	44.80	The repair and maintenance fees increased during the reporting period.
Impairment losses	184,726	839	183,887	21,917.40	Inventory provision increased significantly during the reporting period.

3.2	Implementation of dividend policy during the reporting period

The 2010 profit distribution plan was considered and approved at the 19th meeting of sixth session of the Board of the Company held on 25 March 2011. Based on the total share capital of 7.2 billion shares as at 31 December 2010, a dividend of RMB1.00 (tax inclusive) per 10 shares was distributed. The profit distribution plan is subject to the approval by the 2010 annual general meeting.

§4 Appendix

4.1	Consolidated Balance Sheet (Unaudited)

As at 31 March 2011

Unit: RMB’000

Item	31 March 2011	31 December 2010
	(Unaudited)	(Audited)
Current assets:
Cash at bank and on hand	270,608	100,110
Bills receivable	2,665,841	2,043,493
Accounts receivable	959,311	751,935
Prepayments	266,222	146,865
Dividends receivable	5,042	5,042
Other receivables	62,318	58,185
Inventories	8,611,009	5,352,301
Other current assets	75,342	73,910

Total current assets	12,915,693	8,531,841

Non-current assets:
Long-term receivables	30,000	30,000
Long-term equity investments	3,623,428	3,526,290
Investment property	462,493	465,805
Fixed assets	13,402,750	13,802,184
Construction in progress	1,330,096	1,192,225
Intangible assets	532,999	537,599
Long-term deferred expenses	244,125	261,706
Deferred tax assets	535,606	810,454

Total non-current assets	20,161,497	20,626,263

Total assets	33,077,190	29,158,104

Consolidated Balance Sheet (Unaudited) (Cont’d)

As at 31 March 2011

Unit: RMB’000

Item	31 March 2011	31 December 2010
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	4,743,003	3,295,438
Bills payable	—	41,034
Accounts payable	5,447,917	3,322,811
Advances from customers	580,302	809,908
Employee benefits payable	103,448	8,920
Taxes payable	668,759	1,042,054
Interest payable	35,416	24,553
Dividends payable	15,414	15,490
Other payables	867,915	834,780
Short-term debentures payable	1,000,000	1,000,000
Non-current liabilities due within one year	100,000	178,237

Total current liabilities	13,562,174	10,573,225

Non-current liabilities:
Long-term loans	175,000	175,000
Other non-current liabilities	234,046	236,986

Total non-current liabilities	409,046	411,986

Total liabilities	13,971,220	10,985,211

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	65,047	46,748
Surplus reserve	5,081,314	5,081,314
Retained earnings	3,581,825	2,670,215

Total equity attributable to equity shareholders of the Company	18,842,949	17,913,040

Minority interests	263,021	259,853
Total equity	19,105,970	18,172,893

Total liabilities and shareholders’ equity	33,077,190	29,158,104

Balance Sheet (Unaudited)

As at 31 March 2011

Unit: RMB’000

Item	31 March 2011	31 December 2010
	(Unaudited)	(Audited)
Current assets:
Cash at bank and on hand	209,007	89,224
Bills receivable	2,423,210	1,887,416
Accounts receivable	656,027	347,327
Prepayments	262,219	147,004
Dividends receivable	5,042	5,042
Other receivables	27,835	18,650
Inventories	8,189,825	5,110,036
Other current assets	12,406	21,729

Total current assets	11,785,571	7,626,428

Non-current assets:
Long-term equity investments	4,661,510	4,578,274
Investment property	520,830	524,560
Fixed assets	12,789,950	13,176,847
Construction in progress	1,313,804	1,176,229
Intangible assets	429,161	432,418
Long-term deferred expenses	243,625	260,956
Deferred tax assets	535,377	810,225

Total non-current assets	20,494,257	20,959,509

Total assets	32,279,828	28,585,937

Balance Sheet (Unaudited) (Cont’d)

As at 31 March 2011

Unit: RMB’000

Item	31 March 2011	31 December 2010
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	4,528,403	3,116,438
Bills payable	—	41,034
Accounts payables	4,674,656	2,888,621
Advances from customers	565,882	741,364
Employee benefits payable	99,390	5,060
Taxes payable	665,104	1,013,520
Interest payable	35,405	24,553
Dividends payable	15,414	15,490
Other payables	1,358,957	1,325,260
Short-term debentures payable	1,000,000	1,000,000
Non-current liabilities due within one year	100,000	100,000

Total current liabilities	13,043,211	10,271,340

Non-current liabilities:
Long-term loans	220,000	220,000
Other non-current liabilities	234,046	236,986

Total non-current liabilities	454,046	456,986

Total liabilities	13,497,257	10,728,326

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	61,679	43,380
Surplus reserve	5,081,314	5,081,314
Retained earnings	3,524,815	2,618,154

Total equity	18,782,571	17,857,611

Total liabilities and shareholders’ equity	32,279,828	28,585,937

4.2	Consolidated Income Statements (Unaudited)

For the three-month period ended 31 March 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Operating income	24,633,858	18,739,405
Less: Operating costs	20,882,563	15,860,056
Business taxes and surcharges	1,612,892	1,268,101
Selling and distribution expenses	164,120	125,493
General and administrative expenses	679,532	469,293
Financial expenses	7,825	64,298
Impairment losses	184,726	839
Add: Investment income	97,471	194,011
(Including: Income from investment in associates and jointly controlled entities)	97,471	194,025
Operating profit	1,199,671	1,145,336
Add: Non-operating income	4,259	6,814
Less: Non-operating expenses	10,784	9,887
(Including: Losses from disposal of non-current assets)	3,708	2,772
Profit before income tax	1,193,146	1,142,263
Less: Income tax expense	278,368	247,746

Net profit for the period	914,778	894,517

Attributable to: Equity shareholders of the Company	911,610	895,015
Minority shareholders	3,168	-498
Earnings per share:
Basic and diluted earnings per share	0.127	0.124
Other comprehensive income	—	—

Total comprehensive income	914,778	894,517

Attributable: Equity shareholders of the Company	911,610	895,015
Minority shareholders	3,168	-498

Income Statements (Unaudited)

For the three-month period ended 31 March 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Operating income	20,698,979	16,448,477
Less: Operating costs	16,995,596	13,616,456
Business taxes and surcharges	1,610,848	1,267,471
Selling and distribution expenses	141,622	104,320
General and administrative expenses	646,787	436,992
Financial expenses	14,276	60,785
Impairment losses	184,726	—
Add: Investment income	83,236	197,118
(Including: Income from investment in associates and jointly controlled entities)	83,236	189,712
Operating profit	1,188,360	1,159,571
Add: Non-operating income	3,933	6,691
Less: Non-operating expenses	10,784	8,927
(Including: Losses from disposal of non-current assets)	3,708	1,872
Profit before income tax	1,181,509	1,157,335
Less: Income tax expense	274,848	245,015

Net profit for the period	906,661	912,320

Other comprehensive income	—	—

Total comprehensive income	906,661	912,320

4.3	Consolidated Cash Flow Statement (Unaudited)

For the three-month period ended 31 March 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	27,822,950	20,944,180
Other cash received relating to operating activities	1,439	4,051

Sub-total of cash inflows from operating activities	27,824,389	20,948,231

Cash paid for goods and services	-25,404,298	-18,607,269
Cash paid to and for employees	-442,190	-397,974
Cash paid for all types of taxes	-2,822,231	-2,203,484
Other cash paid relating to operating activities	-128,214	-75,116

Sub-total of cash outflows from operating activities	-28,796,933	-21,283,843

Net cash outflow from operating activities	-972,544	-335,612

Cash flows from investing activities:
Cash received from disposal of investments	14,000	700,000
Cash received from investment income	—	4,987
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	1,047
Cash received relating to other investing activities	18,575	6,979

Sub-total of cash inflows from investing activities	32,575	713,013

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	-316,377	-221,636
Cash paid for acquisition of fixed assets	-150	—

Sub-total of cash outflows from investing activities	-316,527	-221,636

Net cash (outflow)/inflow from investing activities	-283,952	491,377

Consolidated Cash Flow Statement (Unaudited) (Cont’d)

For the three-month period ended 31 March 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Cash received from borrowings	9,716,363	11,823,830

Sub-total of cash inflows from financing activities	9,716,363	11,823,830

Cash repayments of borrowings	-8,241,089	-11,810,620
Cash paid for dividends, profits distribution and interest	-48,151	-82,032

Sub-total of cash outflows from financing activities	-8,289,240	-11,892,652

Net cash inflow/(outflow) from financing activities	1,427,123	-68,822

Effect of foreign exchange rate changes on cash and cash equivalents	-129	-45

Net increase in cash and cash equivalents	170,498	86,898

Add: Balance of cash and cash equivalents at the beginning of the period	100,110	125,917
Balance of cash and cash equivalents at the end of the period	270,608	212,815

Cash Flow Statement (Unaudited)

For the three-month period ended 31 March 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	23,181,368	18,238,605
Other cash received relating to operating activities	780	3,928

Sub-total of cash inflows from operating activities	23,182,148	18,242,533

Cash paid for goods and services	-20,902,020	-16,034,085
Cash paid to and for employees	-409,248	-368,189
Cash paid for all types of taxes	-2,751,532	-2,164,587
Other cash paid relating to operating activities	-93,971	-52,586

Sub-total of cash outflows from operating activities	-24,156,771	-18,619,447

Net cash outflow from operating activities	-974,623	-376,914

Cash flows from investing activities:
Cash received from disposal of investments	—	700,000
Cash received from investment income	—	7,406
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	971
Cash received relating to other investing activities	15,914	4,956

Sub-total of cash inflows from investing activities	15,914	713,333

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	-313,395	-221,554
Cash paid for acquisition of fixed assets	-150	—
Sub-total of cash outflows from investing activities	-313,545	-221,554

Net cash (outflow)/inflow from investing activities	-297,631	491,779

Cash Flow Statement (Unaudited) (Cont’d)

For the three-month period ended 31 March 2011

Unit: RMB’000

Item	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Cash received from borrowings	9,679,763	11,790,830

Sub-total of cash inflows from financing activities	9,679,763	11,790,830

Cash repayments of borrowings	-8,240,101	-11,800,409
Cash paid for dividends, profits distribution and interest	-47,516	-76,826

Sub-total of cash outflows from financing activities	-8,287,617	-11,877,235

Net cash inflow/(outflow) from financing activities	1,392,146	-86,405

Effect of foreign exchange rate changes on cash and cash equivalents	-109	-44

Net increase in cash and cash equivalents	119,783	28,416

Add: Balance of cash and cash equivalents at the beginning of the period	89,224	101,076
Balance of cash and cash equivalents at the end of the period	209,007	129,492

By Order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 27 April 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao ; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 20th Meeting of the Sixth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 20th meeting (the “Meeting”) of the sixth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 13 April 2011 by facsimile transmission and mail. The Meeting was held on 27 April 2011 by way of correspondence. Of the 12 Directors entitled to attend the Meeting, 12 Directors attended the Meeting. Members of the supervisory committee of the Company attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the articles of association of the Company (the “Articles of Association”). Mr. Rong Guangdao, Chairman, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 The Form 20F to be filed with the Securities and Exchange Commission of the United States of America was approved with 12 votes in favor, 0 vote against and 0 abstention and that the relevant information on the Meeting will also be submitted to the New York Stock Exchange.

Resolution 2 The 2011 first quarterly report was approved with 12 votes in favor, 0 vote against and 0 abstention.

Resolution 3 The nominations of Mr. Rong Guangdao, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Li Honggen, Mr. Shi Wei, Mr. Ye Guohua, Mr. Lei Dianwu, Mr. Xiang Hanyin, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji as candidates for the seventh session of the Board of the Company, among whom Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji are candidates for independent directors were approved with 12 votes in favor, 0 vote against and 0 abstention.

For the biographies of the relevant candidates, please refer to the Appendix.

The resolution will be submitted to the Company’s 2010 annual general meeting for consideration, with candidates for independent directors Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji, available for submission to shareholders’ general meeting for consideration subject to review and expression of no disagreement first by The Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 27 April 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Appendix: biographies of candidates for the seventh session of the Board

Candidates for non-independent directors:

Rong Guangdao, 55, is Chairman, Secretary of the Communist Party Committee of the Company. Mr. Rong joined the Shanghai Petrochemical Complex (the “Complex”) in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, and in June 1995 he was elected Director of the Company. From October 2003 to July 2010, Mr. Rong was President of the Company. In May 2004, Mr. Rong was elected Chairman of the China Jinshan Associated Trading Corporation. From June 2004 to June 2005, Mr. Rong was Vice Chairman of the Company. From April 2005 to July 2010, Mr. Rong was elected Deputy Secretary of the Communist Party Committee of the Company. In June 2005, Mr. Rong was elected Chairman of the Company. From November 2006 to February 2011, Mr. Rong was appointed Director and Vice Chairman of Shanghai Secco Petrochemical Company Limited. In August 2008, he was appointed Director and Chairman of Shanghai Chemical Industrial Park Development Company Limited. In July 2010, he was appointed Secretary of the Communist Party Committee of the Company. Mr. Rong has rich experience in management of large-scale petrochemical enterprise operations. In 1985, Mr. Rong graduated from the Automated Instrument Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997, he obtained an MBA from China Europe International Business School. He is a senior engineer by professional title.

Save as disclosed above, Mr. Rong has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller. Mr. Rong holds 3,600 A shares of the Company. Mr. Rong has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Wang Zhiqing, 49, currently Vice Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang commenced work in 1983 and has held various positions including Deputy Leader of preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From December 2008 to July 2010, Mr. Wang was General Manager of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang was appointed Director and Vice Chairman of the Company in December 2010. Mr. Wang was appointed Director and Chairman of Shanghai Secco Petrochemical Company Limited in February 2011. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a professor-grade senior engineer.

Save as disclosed above, Mr. Wang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Wu Haijun, 48, currently Vice Chairman of the Company, Director and Deputy General Manager of Shanghai Secco Petrochemical Company Limited. Mr. Wu joined the Complex in 1984 and has held various positions including Deputy Director and Director of the Company’s No.2 Chemical Plant as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. He was Manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of China Petroleum & Chemical Corporation (“Sinopec Corp”) from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. He was appointed Director of Shanghai Secco Petrochemical Company Limited in April 2010. From April 2010 to February 2011, he was appointed General Manager of Shanghai Secco Petrochemical Company Limited. In June 2010, he was appointed Director and Vice Chairman of the Company. Mr. Wu was appointed Deputy General Manager of Shanghai Secco Petrochemical Company Limited in February 2011. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wu has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Wu has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Li Honggen, 55, is Executive Director and Vice President of the Company. Mr. Li joined the Complex in 1973 and has held various positions including Deputy Director of No. 1 Chemical Plant and Deputy Director of the Ethylene Plant of the Complex, Director of the Ethylene Plant of the Company and Deputy Manager and Manager of the Refining and Chemical Division of the Company. From August 2000 to December 2003, he was Vice President of Shanghai Chemical Industrial Park Development Company Limited. From August 2002 to January 2006, he was Deputy General Manager of Shanghai Secco Petrochemical Company Limited. In March 2006, he was appointed Vice President of the Company. In June 2006, he was appointed Director of the Company. In August 2008, he was appointed Director of Shanghai Chemical Industrial Park Development Company Limited. In 1988, Mr. Li graduated from East China Institute of Chemical Technology majoring in engineering management and completed a post-graduate course majoring in engineering management at East China University of Science and Technology in 1998. He is an engineer by professional title.

Save as disclosed above, Mr. Li has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Li has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Shi Wei, 51, is Executive Director and Vice President of the Company. Mr. Shi joined the Complex in 1982 and has held various positions including Assistant to the Manager and then Deputy Manager of the Refining and Chemical Division of the Company, Manager of the Environmental Department, Secretary of the Communist Party Committee and then Manager of the Refining and Chemical Division of the Company. In October 2003, Mr. Shi was appointed Vice President of the Company. In June 2005, he was appointed Director of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Save as disclosed above, Mr. Shi has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Shi has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Ye Guohua, 42, is Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Company in 1991 and has held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Company and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Company. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. Mr. Ye graduated with a major in accounting from the Shanghai University of Finance and Economics in July 1991. He is a senior accountant by professional title.

Save as disclosed above, Mr. Ye has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Ye has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Lei Dianwu, 48, is Assistant to General Manager of China Petrochemical Corporation (“Sinopec”) and Vice President and Director of Development and Planning Division of Sinopec Corp. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, Vice President and Manager of production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of Development and Planning Division in China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of Development and Planning Division of Sinopec Corp. In March 2001, he assumed the current position of Director of Development and Planning Division of Sinopec Corp. In March 2009, he was appointed Assistant to General Manager of Sinopec. In May 2009, he was appointed Vice President of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Save as disclosed above, Mr. Lei has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Lei has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Xiang Hanyin, 56, is Deputy Director of Chemical Division of Sinopec Corp. In June 2005, Mr. Xiang was elected External Director of the Company. Mr. Xiang commenced work in February 1982 and was Deputy Director of the Chemical Plant of Yizheng Chemical Fibre Company and Director of Chemical Plant of Yizheng Chemical Fibre Co., Ltd. In February 2000, he assumed the current position of Deputy Director of Chemical Division of Sinopec Corp. Mr. Xiang has rich experience in management of chemical enterprise operation. Mr. Xiang graduated from Nanjing Chemical College with a major in basic organic chemicals and a bachelor’s degree in engineering in 1982. In 2000, he completed post-graduate studies in enterprise management at Nanjing University. He is a senior engineer by professional title.

Save as disclosed above, Mr. Xiang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Xiang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Candidates for independent directors:

Shen Liqiang, 54, is President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). Mr. Shen has been engaged in financial business since December 1976, and has held various positions, including Deputy Director and Director of the Hangzhou Business Department of the ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of the ICBC; Vice President of the Zhejiang Branch of the ICBC; Vice President cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of the ICBC from October 2005 to March 2007, and was appointed President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been President and Secretary of the Communist Party Committee of the Shanghai Branch of the ICBC since June 2009. Mr. Shen has long been engaged in banking business management and has both in-depth expertise on finance theory and extensive experience in finance practice. Mr. Shen holds a Master’s Degree in Economics and is a senior accountant by professional title.

Save as disclosed above, Mr. Shen has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Shen has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Jin Mingda, 60, is Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company. Mr. Jin started working in October 1968 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd; General Manager and Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and General Manager and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007, and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007. He was appointed Independent Director of Shanghai Electric Power Co., Ltd in November 2009. Mr. Jin has extensive experience in business decision-making and management of conglomerates. He possesses postgraduate qualifications and is a senior economist by professional title.

Save as disclosed above, Mr. Jin has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Jin has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Wang Yongshou, 71. Mr. Wang started working in September 1964 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director and Director of Plastics Factory of the Complex; Chief Economist of the Complex and Deputy General Manager of Sinopec Shanghai Jinshan Industrial Company. He served as General Manager of Shanghai Jinshan Industrial Investment and Development Co., Ltd. from September 1997 to November 2001. Mr. Wang has extensive experience in corporate operation and management. Mr. Wang graduated from Zhejiang Institute of Chemical Technology in September 1964, and is a senior engineer by professional title.

Save as disclosed above, Mr. Wang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller. Mr. Wang holds 3,600 A shares of the Company. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

Cai Tingji, 56, is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, and Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including Deputy Manager and Manager of the audit department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Save as disclosed above, Mr. Cai has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Cai has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by any stock exchange.

The relevant resolution in respect of election of members for the seventh session of the Board will be tabled to the Company’s 2010 annual general meeting. If the resolution is approved at the 2010 annual general meeting, the newly appointed members of the seventh session of the Board will enter into directors’ service contracts with the Company on or around the date of 2010 annual general meeting. Their term of office will begin on the date of approving the resolution at the 2010 annual general meeting and expire in June 2013. The remunerations of the newly appointed directors will be determined in accordance with the “Remuneration Payment Method for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances of the newly appointed independent directors will be implemented in accordance with the “Remuneration Payment Method for Independent Directors” amended at the Company’s 2007 annual general meeting. The Company will disclose the detailed sums of the remunerations they have received for the year in the relevant annual report. The directors’ remunerations are not covered in the directors’ service contracts.

Save as disclosed above, regarding the appointment of the 12 candidates for directors, the Company was not aware of any information that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to inform the shareholders save as disclosed above.

Declarations Made by the Nominator for Independent Directors

The Board of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the nominator, hereby nominates Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji as candidates for independent directors of the seventh session of the board of directors (the “Board”) of the Company, and has a thorough understanding of the professional expertise, educational background, work experience, part-time positions and other details of the nominees. The nominees have given their consent in writing that they will be nominated as candidates for independent directors of the seventh session of the Board of the Company (refer to the statements made by the four candidates for independent directors). The nominator considers that the nominees possess the qualifications to hold office as independent directors, and that they do not have any relationship with the Company that will influence their independence. The nominator has made a statement as follows:

1.	Nominees Shen Liqiang, Jin Mingda and Cai Tingji possess the basic knowledge of the operation of a listed company; are familiar with the relevant laws, administrative regulations, rules and other regulatory documents; and have more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director. The nominees have not yet obtained certificates of qualifications for independent directors pursuant to the “Guidelines on the Training of Senior Management of Listed Companies” and the relevant rules. The nominees have undertaken that after this nomination, they will attend the latest training session on the qualifications of independent directors organized by the Shanghai Stock Exchange to obtain certificates of qualifications for independent directors.

Nominee Wang Yongshou possesses the basic knowledge of the operation of a listed company; is familiar with the relevant laws, administrative regulations, rules and other regulatory documents; has more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director; and has obtained a certificate of qualifications for independent directors pursuant to the “Guidelines on the Training of Senior Management of Listed Companies” and the relevant rules.

2.	The qualifications of the nominees to hold office meet the requirements of the following laws, administrative regulations and rules of relevant authorities:

(1)	the provisions under the Company Law regarding the qualifications to hold office as a director;

(2)	the provisions under the Civil Servant Law regarding the taking up of part-time jobs by civil servants;

(3)	the provisions under the “Notice of the Central Commission for Discipline Inspection and the Organization Department of the Central Commission for Governing Middle Management Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Management Companies after They Resign or Retire (Depart) from Office”;

(4)	the provisions under the “Opinions on Strengthening Combating Corruption and Upholding Integrity in Institutions of Higher Education” issued by the Central Commission for Discipline Inspection, the Ministry of Education and the Ministry of Supervision regarding the taking up of part-time jobs by members of the leadership teams in institutions of higher education;

(5)	the provisions under the “Provisional Measures Governing Independent Directors of Insurance Companies” of the China Insurance Regulatory Commission (the “CIRC”); and

(6)	the requirements of other laws, administrative regulations and rules of relevant authorities.

3.	The nominees must have independence and:

(1)	must not be the employees working in the Company or its subsidiaries, or the immediate relatives or main social connections of such employees (immediate relatives refer to spouses, parents, children, etc.; main social connections refer to brothers, sisters, fathers-in-law, mothers-in-law, daughters-in-law, sons-in-law, spouses of brothers and sisters, , brothers and sisters of spouses, etc.);

(2)	must not directly or indirectly hold more than 1% of the issued shares of the Company or must not be natural person shareholders among the top ten shareholders of the Company, or the immediate relatives of such natural person shareholders;

(3)	must not be the corporate shareholders that directly or indirectly hold more than 5% of the issued shares of the Company or must not be the employees working at the top five corporate shareholders of the Company or the immediate relatives of such employees;

(4)	must not be the employees working at the de facto controllers of the Company or the subsidiaries of such de facto controllers;

(5)	must not be the employees who provide financial, legal, consulting and other services for the Company and its controlling shareholders or their respective subsidiaries, including all the staff of a project team, review staff at all levels, signatories of reports, partners and principal persons of intermediaries that provides such services;

(6)	must not be serving as directors, supervisors or senior management of work units that have substantial business dealings with the Company and its controlling shareholders or their respective subsidiaries, or must not be serving as directors, supervisors or senior management officers of the controlling corporate shareholders of such work units;

(7)	must not be involved in any of the six scenarios set out above within the most recent one year; or

(8)	other scenarios where the nominees do not have independence as identified by the Shanghai Stock Exchange.

4.	The candidates for independent directors must not have the following bad records:

(1)	They have been subject to administrative punishment by the China Securities Regulatory Commission (the “CSRC”) in the recent three years;

(2)	They are being openly identified by a stock exchange as not suitable for serving as directors of a listed company;

(3)	They have been openly reprimanded or criticized more than twice by means of circular by a stock exchange in recent three years;

(4)	They did not attend board meetings for two consecutive times during the term of office of independent directors, or the number of their non-attendance at board meetings in person accounted for more than one-third of the number of board meetings during the said year;

(5)	They have expressed independent opinions that are obviously incompatible with the facts during the term of office of independent directors.

5.	The nominees have not served as independent directors on a part-time basis for more than five domestic listed companies including the Company, or have not consecutively served in the Company for more than six years.

6.	Nominee Shen Liqiang has extensive professional accounting knowledge and experience, and possesses senior accountant qualifications.

Nominee Cai Tingji has extensive professional accounting knowledge and experience, and is a Fellow of the Hong Kong Institute of Certified Public Accountants.

We, the nominator, have verified the qualifications of the candidates to hold office as independent directors pursuant to the “Guidelines on the Filing and Training of Independent Directors of Listed Companies on the Shanghai Stock Exchange” of the Shanghai Stock Exchange, and confirm that they meet the requirements.

We, the nominator, warrant that the above statement is truthful, complete and accurate, and contains no false representations or misleading content. We, the nominator, are fully aware of the possible consequences as a result of making a false statement.

Nominator: The Board of Sinopec Shanghai Petrochemical Company Limited
27 April 2011

Declarations Made by Candidates for Independent Directors

Independent directors Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji hereby declare respectively that:

The declarants have a thorough understanding and accept the nomination by the Board of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as candidates for independent directors of the seventh session of the Board of the Company. The declarants possess the qualifications to hold office as independent director, and do not have any relationship that will influence their independence as independent director of the Company. The declarants have made a statement as follows (the statement below is made by four candidates for independent directors except for special statements):

1.	Candidates for independent directors Shen Liqiang, Jin Mingda and Cai Tingji declare: the declarants possess the basic knowledge of the operation of a listed company; are familiar with the relevant laws, administrative regulations, rules and other regulatory documents; and have more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director. The declarants have not yet obtained certificates of qualifications for independent directors pursuant to the “Guidelines on the Training of Senior Management of Listed Companies” and the relevant rules. The declarants have undertaken that after this nomination, the will attend the latest training session on the qualifications of independent directors organized by the Shanghai Stock Exchange to obtain certificates of qualifications for independent directors.

Candidates for independent director Wang Yongshou declares: the declarant possesses the basic knowledge of the operation of a listed company; is familiar with the relevant laws, administrative regulations, rules and other regulatory documents; has more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director; and has obtained a certificate of qualifications for independent directors pursuant to the “Guidelines on the Training of Senior Management of Listed Companies” and the relevant rules.

2.	The qualifications of the declarants to hold office meet the requirements of the following laws, administrative regulations and rules of relevant authorities:

(1)	the provisions under the Company Law regarding the qualifications to hold office as a director;

(2)	the provisions under the Civil Servant Law regarding the taking up of part-time jobs by civil servants;

(3)	the provisions under the “Notice of the Central Commission for Discipline Inspection and the Organization Department of the Central Commission for Governing Middle Management Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Management Companies after They Resign or Retire (Depart) from Office”;

(4)	the provisions under the “Opinions on Strengthening Combating Corruption and Upholding Integrity in Institutions of Higher Education” issued by the Central Commission for Discipline Inspection, the Ministry of Education and the Ministry of Supervision regarding the taking up of part-time jobs by members of the leadership teams in institutions of higher education;

(5)	the provisions under the “Provisional Measures Governing Independent Directors of Insurance Companies” of the CIRC; and

(6)	the requirements of other laws, administrative regulations and rules of relevant authorities.

3.	The declarants have independence and:

(1)	have not been the employees working in the Company or its subsidiaries, or the immediate relatives or main social connections of such employees (immediate relatives refer to spouses, parents, children, etc.; main social connections refer to brothers, sisters, fathers-in-law, mothers-in-law, daughters-in-law, sons-in-law, spouses of brothers and sisters, , brothers and sisters of spouses, etc.);

(2)	have not directly or indirectly held more than 1% of the issued shares of the Company or must not be natural person shareholders among the top ten shareholders of the Company, or the immediate relatives of such natural person shareholders;

(3)	have not been the corporate shareholders that directly or indirectly hold more than 5% of the issued shares of the Company or have not been the employees working at the top five corporate shareholders of the Company or the immediate relatives of such employees;

(4)	have not been the employees working at the de facto controllers of the Company or the subsidiaries of such de facto controllers;

(5)	have not been the employees who provide financial, legal, consulting and other services for the Company and its controlling shareholders or their respective subsidiaries, including all the staff of a project team, review staff at all levels, signatories of reports, partners and principal persons of intermediaries that provides such services;

(6)	have not been serving as directors, supervisors or senior management of work units that have substantial business dealings with the Company and its controlling shareholders or their respective subsidiaries, or must not be serving as directors, supervisors or senior management officers of the controlling corporate shareholders of such work units;

(7)	have not been involved in any of the six scenarios set out above within the most recent one year; or

(8)	other scenarios where the declarants do not have independence as identified by the Shanghai Stock Exchange.

4.	The declarants do not have the following bad records:

(1)	They have been subject to administrative punishment by the CSRC in the recent three years;

(2)	They are being openly identified by a stock exchange as not suitable for serving as directors of a listed company;

(3)	They have been openly reprimanded or criticized more than twice by means of circular by a stock exchange in recent three years;

(4)	They did not attend board meetings for two consecutive times during the term of office of independent directors, or the number of their non-attendance at board meetings in person accounted for more than one-third of the number of board meetings during the said year;

(5)	They have expressed independent opinions that are obviously incompatible with the facts during the term of office of independent directors.

5.	The declarants have not served as independent directors on a part-time basis for more than five domestic listed companies including the Company, or have not consecutively served in the Company for more than six years.

6.	Candidates for independent director Shen Liqiang declares: the declarant has extensive professional accounting knowledge and experience, and possesses senior accountant qualifications.

Candidates for independent director Cai Tingji declares: the declarant has extensive professional accounting knowledge and experience, and is a Fellow of the Hong Kong Institute of Certified Public Accountants.

The declarants have verified the qualifications to hold office as independent directors pursuant to the “Guidelines on the Filing and Training of Independent Directors of Listed Companies on the Shanghai Stock Exchange” of the Shanghai Stock Exchange, and confirm that we meet the requirements.

The declarants warrant that the above statement is truthful, complete and accurate, and contains no false representations or misleading content. We, the declarants, are fully aware of the possible consequences as a result of making a false statement. The Shanghai Stock Exchange may consider their qualifications to hold office and independence in accordance with this declaration.

The declarants undertake that during the term of office of independent directors of the Company, they shall comply with the laws and regulations as well as the rules, regulations and notices published by the CSRC, and the requirements of the business rules of the Shanghai Stock Exchange, and shall be subject to the supervision by the Shanghai Stock Exchange. The declarants shall make sure that they have sufficient time and energy to execute their duties and make independent judgments, free from any interference by the major shareholders of the Company, de facto controllers or any other work units or individuals having interests in the Company.

The declarants undertake that in the event that they are not qualified to hold office as independent directors after having taken office, they shall resign from their positions as independent directors within 30 days from the date of being aware of such disqualification.

Declarants: Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji
27 April 2011

Sinopec Shanghai Petrochemical Company Limited

Independent Directors’ Opinions on the Election of Members of the New Session of the Board

The 20th meeting of the sixth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 27 April 2011. At the meeting, the resolution on the election of members of the new session of the Board was considered and approved, pursuant to which Mr. Rong Guangdao, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Li Honggen, Mr. Shi Wei, Mr. Ye Guohua, Mr. Lei Dianwu, Mr. Xiang Hanyin, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji are nominated as candidates for the seventh session of the Board, among whom Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji are candidates for independent directors.

After reviewing the relevant documents such as the declarations and profiles of the above candidates, pursuant to the relevant regulations under the articles of association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association) and the system of independent directors, and based on their independent judgments, the independent directors of the Company are of the unanimous view that:

1.	The relevant procedures of the nominations of Mr. Rong Guangdao, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Li Honggen, Mr. Shi Wei, Mr. Ye Guohua, Mr. Lei Dianwu, Mr. Xiang Hanyin, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji as candidates for the seventh session of the Board, among whom Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji are candidates for independent directors, are in compliance with the relevant regulations of the Articles of Association;

2.	Mr. Rong Guangdao, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Li Honggen, Mr. Shi Wei, Mr. Ye Guohua, Mr. Lei Dianwu, Mr. Xiang Hanyin, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji are in compliance with the relevant regulations of the relevant State laws and the Articles of Association regarding the qualifications and/or conditions of director appointments;

3.	Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji possess the qualifications and independence as required by the “Guidelines for Establishing the Independent Directors System for Listed Companies” issued by the China Securities Regulatory Commission;

4.	Agreed to submit the resolution regarding the nominations of Mr. Rong Guangdao, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Li Honggen, Mr. Shi Wei, Mr. Ye Guohua, Mr. Lei Dianwu, Mr. Xiang Hanyin, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji as candidates for the seventh session of the Board, among whom Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Wang Yongshou and Mr. Cai Tingji are candidates for independent directors to the Company’s 2010 annual general meeting for consideration.

Independent directors: Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong

Shanghai, the PRC, 27 April 2011

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces Results for the First Quarter of 2011

Net Profit Amounts to RMB0.912 Billion

Hong Kong, April 27, 2011 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 00338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the three-month period ended March 31, 2011 (the “Period”).

Under the China Accounting Standards for Business Enterprises, the Group’s operating income for the Period amounted to RMB24.634 billion, representing an increase of 31.45% over the corresponding period of the previous year. Operating profit was RMB1.200 billion, up 4.74% year-on-year. Net profit attributable to equity shareholders of the Company amounted to RMB0.912 billion, an increase of 1.85% year-on-year. Basic earnings per share was RMB0.127 (1Q 2010: RMB0.124).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In the first quarter of 2011, China’s macroeconomic situation improved further, leading to increases in the sales volume and unit price of products of the Company. As a result, operating income of the Company increased. However, unit cost of crude oil of the Company also rose as international crude oil prices stayed high, which resulted in an increase in operating costs. Faced with the pressure of oil refining cost, the Company will continuously optimize production and operation.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to effect a global securities offering. Located at Jinshanwei in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, plastics and resins, intermediate petrochemicals and refined oil products.

***

…/2

Shanghai Petrochemical Announces Results for the First Quarter of 2011…p.2

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks such as: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, the risk that the PRC government’s implementation of macro-economic control measures to curb over-heating of the PRC economy may adversely affect the company; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk of not being able to raise the prices of the Company’s products as is appropriate thus adversely affecting the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Leona Zeng / Ms. Christy Lai

Rikes Hill & Knowlton Limited

Tel: (852) 2520 2201    Fax: (852) 2520 2241

…/3

Shanghai Petrochemical Announces Results for the First Quarter of 2011…p.3

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (Unaudited)

	For the three-month period ended 31 March
	2011	2010
	RMB’000	RMB’000

Operating income	24,633,858	18,739,405
Less: Operating costs	20,882,563	15,860,056
Business taxes and surcharges	1,612,892	1,268,101
Selling and distribution expenses	164,120	125,493
General and administrative expenses	679,532	469,293
Financial expenses	7,825	64,298
Impairment losses	184,726	839
Add: Investment income	97,471	194,011
(Including: Income from investment in associates and jointly controlled entities)	97,471	194,025

Operating profit	1,199,671	1,145,336
Add: Non-operating income	4,259	6,814
Less: Non-operating expenses	10,784	9,887
(Including: Losses from disposal of non-current assets)	3,708	2,772

Profit before income tax	1,193,146	1,142,263
Less: Income tax expense	278,368	247,746

Net profit for the period	914,778	894,517

Attributable to:
Equity shareholders of the Company	911,610	895,015
Minority shareholders	3,168	-498

Earnings per share
Basic and diluted earnings per share	0.127	0.124

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 15th Meeting of the Sixth Session

of the Supervisory Committee

The Company and all members of the Supervisory Committee warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 15th meeting of the sixth session of the supervisory committee (the “Supervisory Committee”) (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all supervisors on 13 April 2011 by facsimile transmission or courier. The Meeting was held on 26 April 2011 by way of correspondence. Mr. Gao Jinping, Chairman of the Supervisory Committee, presided over the Meeting. Of the seven supervisors entitled to attend the Meeting, seven supervisors attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the articles of association of the Company (the “Articles of Association”) and was lawful and valid.

The resolutions were considered by the supervisors conscientiously and were approved as follows:

1. The Resolution on the Nomination of Candidates for the Seventh Session of the Supervisory Committee was considered and approved.

To nominate Mr. Gao Jinping, Mr. Zuo Qiang, Ms. Li Xiaoxia, Mr. Zhai Yalin, Mr. Wang Liqun, Mr. Chen Xinyuan and Mr. Zhou Yunnong as candidates for supervisors of the seventh session of the Supervisory Committee, among whom Mr. Gao Jinping, Mr. Zuo Qiang and Ms. Li Xiaoxia are candidates for supervisors representing the employees, and their nominations will be proposed to the Company’s democratic administration organization for employees for election. Nominations of other candidates for supervisors will be proposed to the Company’s 2010 annual general meeting for election.

(with 7 votes in favor, 0 vote against and 0 abstention)

Biographies of candidates for the seventh session of the Supervisory Committee are attached at the end of this announcement.

2. The 2011 first quarterly report was considered and approved.

(with 7 votes in favor, 0 vote against and 0 abstention)

3. Comments on the Company’s 2011 First Quarterly Report by the Supervisory Committee were considered and approved.

(with 7 votes in favor, 0 vote against and 0 abstention)

Sinopec Shanghai Petrochemical Company Limited
Supervisory Committee

Shanghai, PRC, 27 April 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Appendix: Biographies of candidates for the seventh session of the Supervisory Committee

Gao Jinping, 44, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Gao joined the Shanghai Petrochemical Complex (the “Complex”) in 1990 and held various positions including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. In May 2003, Mr. Gao was appointed Deputy Secretary of the Communist Party Committee and Chairman of the Labour Union of the Company. From June 2004 to June 2006, Mr. Gao was Director of the Company. In April 2006, Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company. In June 2006, Mr. Gao was appointed Supervisor and Chairman of the Supervisory Committee of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in July 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

Save as disclosed above, Mr. Gao has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Gao has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Zuo Qiang, 48, is Deputy Director (in-charge of work) of the Supervisory Office of the Company and Secretary of the Discipline Supervisory Committee of the Headquarter of the Company. Mr. Zuo joined the Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant, Head of archives of the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division and Secretary of General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company. He was appointed Deputy Director of the Supervisory Office of the Company in August 2007 and Secretary of the Discipline Supervisory Committee of the Headquarter of the Company in August 2008. He has been serving as Deputy Director (in-charge of work) of the Supervisory Office of the Company since January 2011. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in June 1993 with a major in Party & Administrative management. He is a middle-level ideologist by professional title.

Save as disclosed above, Mr. Zuo has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Zuo has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Li Xiaoxia, 41, is Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. Ms. Lee joined the Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company and Chairman of the Labor Union for Staff Exchange and Relocation Centre. She was appointed Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company in June 2008. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in August 1991 with a major in petroleum and natural gas transportation. She is a senior specialist technician by professional title.

Save as disclosed above, Ms. Li has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Ms. Li has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Zhai Yalin, 47, is Deputy Director of the Auditing Bureau of China Petrochemical Corporation (“Sinopec”) and Deputy Director of Auditing Department of China Petroleum & Chemical Corporation (“Sinopec Corp”). Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec, and Director of the General Administrative Office of the Auditing Bureau of Sinopec (Auditing Department of Sinopec Corp). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of Sinopec and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai was appointed External Supervisor of the Company in June 2008. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Save as disclosed above, Mr. Zhai has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Zhai has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Wang Liqun, 53, is Deputy Chief of the Supervisory Bureau of Sinopec and Deputy Director of the Supervisory Department of Sinopec Corp. Mr. Wang started working in 1976 and has held various positions, including Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as Deputy Chief of the Supervisory Bureau of Sinopec and Deputy Director of the Supervisory Department of Sinopec Corp from April 2010. Mr. Wang graduated from Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Save as disclosed above, Mr. Wang has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Chen Xinyuan, 46, is Dean, Professor and Tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics. After graduation from the Accounting Faculty, Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. From June 2000 to June 2003 Mr. Chen was appointed Independent Supervisor of the Company. From June 2003 to June 2011, Mr. Chen was appointed Independent Director of the Company. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Save as disclosed above, Mr. Chen has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Chen has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.

Zhou Yunnong, 69. Mr. Zhou joined the Complex in October 1972 and held various positions including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and the Governor of Jinshan District of Shanghai. From November 1999 to April 2002 he was a Senior Advisor to Shanghai Jinshan District. From June 2003 to June 2005, Mr. Zhou was appointed Independent Supervisor of the Company. From June 2005 to June 2011, Mr. Zhou was appointed Independent Director of the Company. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in August 1964, majoring in radio. He is a senior engineer by professional title.

Save as disclosed above, Mr. Zhou has no other connected relationships with the Company, the Company’s controlling shareholder or de facto controller, and does not hold any of the Company’s shares. Mr. Zhou has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he received any sanction by stock exchanges.